SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________.

ANNUAL REPORT

PURSUANT TO SECTION 13(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2000 .

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to ____________

Commission file number 1-9801 .

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLLINS INDUSTRIES, INC.

15 Compound Drive

Hutchinson, Kansas 67502-4349

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

DECEMBER 31, 2000 AND 1999

TABLE OF CONTENTS

Page

Report of Independent Accountants	1

Financial Statements
Statements of Net Assets Available for Plan Benefits
as of December 31, 2000, and 1999	2
Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2000, and 1999	3

Notes to Financial Statements	4-6

Supplemental Information
Schedule of Assets Held for Investment Purposes
as of December 31, 2000	8
Schedule of Investment Assets Both Acquired and Disposed
of Within the Plan Year as of December 31, 2000	9
Schedule of Reportable Transactions for
the Year Ended December 31, 2000	10

Signature	11

Report of Independent Accountants

To the Participants and Administrator of

Collins Industries, Inc.

Tax Deferred Savings Plan and Trust

We were engaged to audit the accompanying statements of net assets available for benefits of Collins Industries, Inc. Tax Deferred Savings Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000 and 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of Collins Industries, Inc. Tax Deferred Savings Plan and Trust are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meara, King & Co
Meara, King & Co.
June 15, 2001
Kansas City, MO

Financial Statements

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:

Investments	$3,264,372	$3,206,126

Receivables:
Company contributions	45,116	40,800
Participant contributions	34,190	27,086
Accrued income	1,319	-
Net assets available for plan benefits	$3,344,997	$3,274,012

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
Additions to net assets:
Investment income:
Net appreciation/(depreciation) in fair value of Investments	$ (626,122)	$ 340,387
Dividend income	88,301	46,559
Interest income	54,530	37,186
Contributions:
Company	136,938	126,536
Participant	653,038	505,821
	306,685	1,056,489

Reductions to net assets:
Benefits paid during the year	235,700	299,569
	235,700	299,569

Net increase (decrease)	70,985	756,920
Net assets available for plan benefits:
Beginning of year	3,274,012	2,517,092
End of year	$3,344,997	$3,274,012

The accompanying notes are an integral part of these financial statements

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan trustee is Intrust Bank.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of company contributions and earnings. Earnings and losses on plan assets are allocated based on the proportion of the participant's account balance to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

Contributions and Withdrawals

Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits. The Company makes matching contributions equal to 50 percent of each eligible participant's tax deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant's total compensation. Participant contributions to the Plan are allocated among investments at the participants' election. Additional amounts may be contributed at the discretion of the Company's Board of Directors. During 2000 and 1999, the Company made matching contributions of $136,938 and $126,536, respectively.

Participants may receive loans from their account prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship.

Upon retirement, termination, death or disability, participants receive lump-sum distributions. Participants may elect distribution in cash or in company common stock.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Participants vest 100 percent in the remainder of their accounts after five years of service, as defined in the Plan document.

Forfeitures reduce future employer contributions. Forfeitures were $6,244 and $14,167 for the years ended December 31, 2000 and 1999, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Costs

The Company pays all other administrative and professional fees related to the Plan. The amount paid by the Company for the 2000 plan year was $34,360.

NOTE 3: INVESTMENTS

At December 31, 2000 and 1999, the Plan held 525,606 shares and 474,141 shares, respectively, of Company common stock, with a cost of $1,692,176 and $1,575,315, respectively. Of these shares, 217,399 shares were unregistered at December 31, 2000 and 1999. The trustee valued the unregistered and registered shares at the December 31, 2000 and 1999 market price per registered share of $3.75 and $5.00 per share, respectively. As of June 15, 2001, the Company common stock had a closing market price of $3.47 per share. Money market funds are stated at cost, which approximates market value.

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2000	1999
Collins Industries, Inc. common stock, 525,606 and
474,141 shares, respectively	$1,971,023	$2,370,705

PNC Institutional Management Corporation - FedFund
462,990 and 637,054 shares, respectively	462,990	637,054

A1 Money Market Fund
301,635 and 0 shares, respectively	301,635 *	-

Vanguard Index 500 Fund
2,946 and 748 shares, respectively	359,033	100,620

* - Nonparticipant-directed

NOTE 3: INVESTMENTS - Continued

During 2000, the Plan's investments (including gains and losses of assets bought and sold, as well as held during the year) appreciated/(depreciated) in value by ($626,122) as follows:

Collins Industries, Inc. Common Stock	$(636,870)
Vanguard Index 500 Fund	(2,239)
Vanguard LT Treasury Fund	12,987
$(626,122)

NOTE 4: NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investment is as follows:

2000
Net Assets:
A1 - Money Market Fund	$301,635
Year-ended
Changes in Net Assets:	2000
Contributions	$342,208
Interest	4,610
Transfers to participant-directed investments	(45,183)
$301,635

NOTE 5: TAX STATUS

The Plan obtained its latest determination letter dated December 29, 1993, in which the Internal Revenue Service states the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

NOTE 6: CHANGE OF PLAN TRUSTEE

Effective August 17, 2000, the Plan changed its Trustee from Bank of Kansas to Intrust Bank. The change in trustee did not have an adverse effect on the financial statements of the Plan.

Supplemental Information

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2000

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

* Collins Industries, Inc.	Collins Industries, Inc. common stock	** $1,692,176	$1,971,023

PNC Institutional Management Corporation	PNC Institutional Management Corporation - FedFund	462,990	462,990

Vanguard Group	Index 500 Fund	378,543	359,033

Vanguard Group	Long Term U.S. Treasury Bond Fund	46,215	49,989

Intrust Bank, N.A.	A1 Money Market Fund	301,635	301,635

Intrust Bank, N.A.	Cash	3,920	3,920

* Participant loans	Participant loans at rates ranging from 9.75% to 11.5%	115,782	115,782

Total		$3,001,261	$3,264,372

* Represents investments with a party-in-interest.

** Includes 217,399 unregistered shares.

COLLINS INDUSTRIES, NC. TAX DEFERRED SAVINGS PLAN AND TRUST SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR DECEMBER 31, 2000

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

A1 Money Market Fund	A1 Money Market Fund	$45,176	$45,176

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved	Description of Asset	Purchase Price	Sales Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Collins Industries, Inc.	Collins Industries, Inc common stock	$381,747		$381,747	$381,747	$ -

Collins Industries, Inc.	Collins Industries, Inc. common stock		$133,569		$ 133,569	$ -

Collins Industries, Inc.	Vanguard S&P 500 Index	$273,836		$273,836	$273,836	$ -

Collins Industries, Inc.	A1 Money Market	$346,793		$346,793	$346,793	$ -

SIGNATURE

Pursuant to the requirement of the Securities Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Collins Industries, Inc.

Tax Deferred Savings Plan and Trust

DATE: June 26, 2001 .
/s/ Larry W. Sayre .
Larry W. Sayre
Vice President - Finance & Chief Financial Officer
(Principal Accounting Officer)